EXHIBIT 99.1

Galapagos reports initiation of FALCON clinical trial in cystic fibrosis

  Our first triple combination investigational therapy for CF patients combination of '2451+'2222+'2737
    multiple centers in Europe
    topline results expected Q3 2018

Mechelen, Belgium; 24 April 2018; 08.45 AM CET - Galapagos NV (Euronext & NASDAQ: GLPG) announces initiation of its first clinical trial with an investigational triple combination therapy in cystic fibrosis patients.

The aim of the FALCON trial is to evaluate the efficacy, safety, tolerability, and pharmacokinetics of a novel triple combination in up to 24 CF patients. The open label trial is being conducted in multiple centers, initially in the United Kingdom with expansion expected to other European countries.

The FALCON study will comprise two parts. Part one will entail treatment of 8 patients for two weeks with a fixed dose dual combination of potentiator GLPG2451 and C1 corrector GLPG2222 in homozygous F508del patients. This will be followed by two weeks' treatment with '2451, '2222, and C2 corrector GLPG2737. Part two will entail treatment for two weeks with a higher dose dual combination of '2451 and '2222 in separate 8 patient cohorts of homozygous F508del patients and heterozygous F508del patients with a minimal function mutation on the other allele. This will be followed by two weeks' treatment with '2451, '2222, and '2737. Efficacy will be measured by changes in sweat chloride and percent predicted forced expiratory volume during the first second (ppFEV1%). Topline results from treatment in part one of FALCON are expected to be disclosed Q3 2018.

"Today marks a key milestone in our CF program. Since 2005, it has been our ambition to develop a disease-modifying therapy for CF. Now we are evaluating a first triple combination in CF patients, with the next triple combination coming up rapidly behind it," said Dr. Piet Wigerinck, CSO of Galapagos. "These steps bring us closer to our goal of offering patients, doctors, and payers more choice in their CF therapies."

GLPG2451, GLPG2222, GLPG2737 (and combinations thereof) are investigational therapies; their safety and efficacy have not been established.

About Galapagos
Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action. Galapagos' pipeline comprises Phase 3 through to discovery programs in cystic fibrosis, inflammation, fibrosis, osteoarthritis and other indications. Our target discovery platform has delivered three novel mechanisms showing promising patient results in, respectively, inflammatory diseases, idiopathic pulmonary fibrosis and atopic dermatitis. Galapagos is focused on the development and commercialization of novel medicines that will improve people's lives. The Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 600 employees, operating from its Mechelen, Belgium headquarters and facilities in the Netherlands, France, Switzerland, the US and Croatia. More information at www.glpg.com.

Contacts

Investors:
Elizabeth Goodwin
VP IR & Corporate Communications
+1 781 460 1784

Paul van der Horst
Director IR & Business Development
+31 71 750 6707
ir@glpg.com

Media:
Evelyn Fox
Director Communications
+31 6 53 591 999
communications@glpg.com

Forward-looking statements
This release may contain forward-looking statements, including statements regarding Galapagos' strategic ambitions, the composition of a potential triple combination therapy for CF; the potential activity of GLPG2451, GLPG2222, GLPG2737 and/or of combinations thereof in CF; the anticipated timing of clinical trials with, and plans related to, the CF portfolio of product candidates; the timing, progression and/or results of such trials and plans. Galapagos cautions the reader that forward-looking statements are not guarantees of future performance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if Galapagos' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from the ongoing and planned clinical research programs in CF may not support registration or further development of a potential triple combination or any of Galapagos' potentiators or correctors (alone or in combination) due to safety, efficacy or other reasons), Galapagos' reliance on collaborations with third parties (including its collaboration partner for CF, AbbVie), and estimating the commercial potential of Galapagos' CF portfolio. A further list and description of these risks, uncertainties and other risks can be found in Galapagos' Securities and Exchange Commission (SEC) filings and reports, including in Galapagos' most recent annual report on Form 20-F filed with the SEC and subsequent filings and reports filed by Galapagos with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.